Exhibit 21.1

The following are subsidiaries K2M Group Holdings, Inc. and the jurisdictions in which they are organized.

Entity Name	Jurisdiction of Organization
K2M Holdings, Inc.	DE
K2M, Inc.	DE
K2M Solutions, Inc.	DE
K2M Solutions Australia Pty Ltd	Australia
K2M Solutions Canada, Inc.	British Columbia
K2M Spine Solutions (Schweiz) GmbH	Switzerland
K2M UK Limited	UK
K2M Germany GmbH	Germany
K2M Solutions Italy Srl	Italy
K2M Solutions GmbH	Austria
K2M Solutions Sweden Aktiebolag	Sweden